One World Products, Inc.

6605 Grand Montecito Pkwy, Suite 100,

Las Vegas, Nevada 89149

July 31, 2023

Via Edgar

Mr. Tyler Howes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	One World Products, Inc.
Request for Withdrawal of Registration Statement on Form S-1
Filed October 4, 2022
File No. 333-267734

Dear Mr. Howes:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), One World Products, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement at the request of the Securities and Exchange Commission (the “SEC”) as the Registration Statement has not been declared effective by the SEC and no securities have been issued or sold thereunder. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Dr. Kenneth Perego, II
Dr. Kenneth Perego, II
Vice Chairman